UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

ACACIA COMMUNICATIONS, INC.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

00401C108

(CUSIP Number of Class of Securities)

Alec N. Litowitz

Magnetar Capital LLC

1603 Orrington Ave.

Evanston, Illinois 60201

(847) 905-4400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 15, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00401C108		SCHEDULE 13D

1.	Name of Reporting Person: Magnetar Financial LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,205,252

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,205,252

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,205,252

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 5.38%

14.	Type of Reporting Person IA; OO

CUSIP No. 00401C108		SCHEDULE 13D

1.	Name of Reporting Person: Magnetar Capital Partners LP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,205,252

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,205,252

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,205,252

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 5.38%

14.	Type of Reporting Person HC; OO

CUSIP No. 00401C108		SCHEDULE 13D

1.	Name of Reporting Person: Supernova Management LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,205,252

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,205,252

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,205,252

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 5.38%

14.	Type of Reporting Person HC; OO

CUSIP No. 00401C108		SCHEDULE 13D

1.	Name of Reporting Person: Alec N. Litowitz

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,205,252

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,205,252

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,205,252

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 5.38%

14.	Type of Reporting Person HC; IN

SCHEDULE 13D

Item 1.         Security and Issuer

This Schedule 13D (this “Statement”) relates to the shares of common stock, par value $0.0001 (the “Shares”), of Acacia Communications, Inc., a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at Three Mill and Main Place, Suite 400, Maynard, MA 01754.

Item 2.         Identity and Background

(a)           The persons filing this Statement are Magnetar Financial LLC, a Delaware limited liability company (“Magnetar Financial”), Magnetar Capital Partners LP, a Delaware limited partnership (“Magnetar Capital Partners”), Supernova Management LLC, a Delaware limited liability company (“Supernova Management”), and Alec N. Litowitz (“Mr. Litowitz”) (collectively, the “Reporting Persons”).

This Statement relates to Shares held for the accounts of each of (i) Magnetar Capital Master Fund, Ltd, a Cayman Islands exempted company (“Magnetar Capital Master Fund”), (ii) Magnetar PRA Master Fund Ltd, a Cayman Islands exempted company (“PRA Master Fund”), (iii) Magnetar Constellation Fund II-PRA LP, a Delaware limited partnership (“Constellation Fund”), (iv) Magnetar Systematic Multi-Strategy Master Fund Ltd, a Cayman Islands exempted company, (“Systematic Master Fund”), (v) Magnetar MSW Master Fund Ltd, a Cayman Islands exempted company (“MSW Master Fund”), and (vi) an Irish Collective Asset-management Vehicle (the “ICAV”), collectively (the “Funds”).

Magnetar Financial is a Securities and Exchange Commission (“SEC”) registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended, and manager of investment funds and managed accounts. Magnetar Financial serves as investment adviser to each of the Funds except for the ICAV for which it serves as the sub-adviser. In such capacity, Magnetar Financial exercises voting and investment power over the Shares held for the accounts of each of the Funds.  Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Litowitz.

(b)           The business address of each of the Reporting Persons is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

(c)           Each of the Funds except for the ICAV is a private investment fund; the ICAV is an account sub-advised for a client of Magnetar Financial; Magnetar Financial is a privately-held SEC registered investment adviser and manager of investment funds and managed accounts; Magnetar Capital Partners is a privately-held limited partnership and serves as the sole member and parent holding company of Magnetar Financial; Supernova Management is a privately-held limited liability company and is the general partner of Magnetar Capital Partners; and Mr. Litowitz is a citizen of the United States of America, manager of Supernova Management and Chief Executive Officer of Magnetar Financial.

(d)           None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Magnetar Financial is a Delaware limited liability company. Magnetar Capital Partners is a Delaware limited partnership. Supernova Management is a Delaware limited liability company. Mr. Litowitz is a citizen of the United States of America.

Item 3.         Source and Amount of Funds or Other Consideration

The aggregate amount of funds used by the Reporting Persons in purchasing the 2,206,315 Shares reported herein on behalf of the Funds have come directly from the assets of the Funds, which may at any given time, have included margin loans made by brokerage firms in the ordinary course of business. The aggregate amount of funds used by the Reporting Persons in purchasing the Shares on behalf of the Funds was $143,442,984.84 (excluding commissions and other execution-related costs).

Item 4.         Purpose of Transaction

The Reporting Persons acquired the 2,205,252 Shares reported herein on behalf of the Funds after the public announcement of the Merger Agreement (as defined below) for purposes of receiving the merger consideration described below upon consummation of the Merger (as described below).

In addition, the Reporting Persons acquired the 1,063 Shares reported herein on behalf of Systematic Master Fund prior to the announcement of the Merger Agreement pursuant to another strategy unrelated to the merger to close out a short position in the ordinary course of business.

Each of the Reporting Persons reserves the right to acquire additional securities of the Company in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of the Shares and/or other securities reported in this Statement, or to change their intention with respect to any or all of the matters referred to in this Item 4.

Other than as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

Item 5.         Interest in Securities of the Issuer

The Company reported in their Form 8-K filed on July 9, 2019 that 40,991,425 Shares were issued and outstanding as of July 8, 2019.

(a)           As of July 25, 2019, each of the Reporting Persons may have been deemed to have beneficial ownership of 2,205,252 Shares, which consisted of (i) 102,138 Shares held for the benefit of Magnetar Capital Master Fund, (ii) 988,086 Shares held for the benefit of PRA Master Fund, (iii) 478,773 Shares held for the benefit of Constellation Fund; (iv) 78,996 Shares held for the benefit of Systematic Master Fund, (v) 40,240 Shares held for the benefit of MSW Master

Fund and (vi) 517,019 Shares held for the benefit of the ICAV, and all such Shares represented beneficial ownership of approximately 5.38% of the Shares.

(b)           As of July 25, 2019, each of the Reporting Persons may have been deemed to share the power to vote and direct the disposition of 2,205,252 Shares, which consisted of (i) 102,138 Shares held for the benefit of Magnetar Capital Master Fund, (ii) 988,086 Shares held for the benefit of PRA Master Fund, (iii) 478,773 Shares held for the benefit of Constellation Fund; (iv) 78,996 Shares held for the benefit of Systematic Master Fund, (v) 40,240 Shares held for the benefit of MSW Master Fund and (vi) 517,019 Shares held for the benefit of the ICAV, and all such Shares represented beneficial ownership of approximately 5.38% of the Shares.

(c)           Except as set forth on Schedule A attached hereto and Item 6, the Funds had no transactions in the Shares during the 60 days preceding the date of filing of this Statement. All of the transactions set forth on Schedule A attached hereto were effected in the ordinary course of business of Magnetar Financial for the accounts of each of the Funds. The transactions in the Shares set forth on Schedule A were effected in open market transactions on NASDAQ and various other trading markets.

As disclosed by the Company in the 8-K filed with the SEC on July 9, 2019:

On July 8, 2019, Acacia Communications, Inc., a Delaware corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Cisco Systems, Inc., a California corporation (the “Parent”), and Amarone Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of the Parent (the “Merger Sub”). The Merger Agreement provides, subject to its terms and conditions, for the acquisition of the Company by the Parent at a price of $70.00 per share of the Company’s common stock, $0.0001 par value per share (each, a “Share”), in cash, without interest and subject to deduction for any required withholding tax (the “Merger Consideration”), through the merger of the Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of the Parent. The Company’s Board of Directors (the “Board”) has unanimously approved the Merger and the Merger Agreement and recommended that stockholders adopt the Merger Agreement, and the Company has agreed to hold a stockholders’ meeting to submit the Merger Agreement to its stockholders for their consideration.

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”):

•      each Share that is issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company or owned by the Parent or any direct or indirect wholly owned subsidiary of the Company or subsidiary of the Parent immediately prior to the Effective Time (all of which will be canceled) and Shares held by holders who properly exercise their appraisal rights under Delaware law) will be automatically converted into the right to receive the Merger Consideration;

•      each Company stock option that is outstanding, vested and unexercised immediately prior to the Effective Time will be canceled and converted into the right to receive in cash the excess, if any, of the Merger Consideration over the exercise price per share of such stock option; provided that, in the event that the exercise price of any such vested stock option is equal to or greater than the Merger Consideration, such stock option will be canceled, without any consideration being payable in respect thereof and have no further force or effect;

•      each Company stock option that is outstanding and unvested immediately prior to the Effective Time will be canceled and converted into the right to receive in cash the excess, if any, of the Merger Consideration over the exercise price per share of such stock option to the extent, and at the applicable times, such unvested option would have become vested under the vesting schedule in place for such option immediately prior to the Effective Time, including under the terms of the Company’s Amended and Restated Severance and Change in Control Benefits Plan (the “CIC Plan”) and any scheduled retention agreement after giving effect to any applicable employment offer documents received from the Parent; provided that, in the event that the exercise price of any such unvested stock option is equal to or greater than the Merger Consideration, such stock option will be canceled, without any consideration being payable in respect thereof and have no further force or effect;

•      each Company restricted stock unit (“RSU”) and performance-based restricted stock unit (“PSU”) that is outstanding and vested and has not been settled immediately prior to the Effective Time will be canceled and converted into the right to receive the Merger Consideration; and

•      each RSU and PSU that is outstanding and unvested immediately prior to the Effective Time will be canceled and converted into the right to receive the Merger Consideration to the extent, and at the applicable times, such unvested RSU or PSU would have become vested under the vesting schedule in place for such RSU or PSU immediately prior to the Effective Time, including under the terms of the CIC Plan and any scheduled retention agreement after giving effect to any applicable employment offer documents received from the Parent.

The Merger Agreement contains customary representations and warranties from both the Company, on the one hand, and the Parent and the Merger Sub, on the other hand. It also contains customary covenants, including covenants providing for each of the Company and the Parent to use its reasonable best efforts to cause the Merger to be consummated, subject to certain limitations, and covenants requiring the Company, among other things, (i) to use commercially reasonable efforts to conduct its business in the ordinary course during the interim period between the execution of the Merger Agreement and the Effective Time, (ii) not to engage in specified types of transactions during such period and (iii) not to solicit proposals or engage in discussions relating to alternative acquisition proposals or change the recommendation of the Board to the Company’s stockholders regarding the Merger Agreement, in each case except as otherwise permitted by the Merger Agreement, including in connection with the compliance by the Board with its fiduciary duties under applicable law.

(d)           No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares that are beneficially owned by the Reporting Persons.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, and any amendment or amendments hereto.

Certain clients of Magnetar Financial have entered into total return swap agreements giving them economic exposure to the Company.

Magnetar Asset Management LLC (“Magnetar Asset Management”) is a SEC registered investment adviser and an affiliate of Magnetar Financial.  Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Asset Management.  Certain clients of Magnetar Asset Management have entered into total return swap agreements giving them economic exposure to the Company.

Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company among or between the Reporting Persons or any other person or entity.

Item 7.         Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of July 25, 2019 among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 25, 2019

MAGNETAR FINANCIAL LLC

By: Magnetar Capital Partners LP, its Sole Member

	By:	/s/ Alec N. Litowitz
		Name:	Alec N. Litowitz
		Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

MAGNETAR CAPITAL PARTNERS LP

	By:	/s/ Alec N. Litowitz
		Name:	Alec N. Litowitz
		Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

SUPERNOVA MANAGEMENT LLC

	By:	/s/ Alec N. Litowitz
		Name:	Alec N. Litowitz
		Title:	Manager

/s/ Alec N. Litowitz
Alec N. Litowitz

SCHEDULE A

Funds

Date	Number of Shares Bought	Price Per Share($) (1)(2)
06/04/19	1,063	46.95675	(3)
07/09/19	1,039,396	64.95936	(4)
07/09/19	7,500	65.79120	(5)
07/10/19	749,333	65.33806	(6)
07/11/19	208,192	64.98177	(7)
07/11/19	74,215	65.38938	(8)
07/12/19	111,722	64.71753	(9)
07/15/19	129,977	64.30708	(10)
07/16/19	102,682	64.56216	(11)
07/17/19	30,262	64.79047	(12)

(1)Excludes commissions and other execution-related costs.

(2) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares bought or sold (as the case may be) at each separate price will be provided.

(3) Reflects a weighted average purchase price of $46.95675 per share, at prices ranging from $46.50 to $47.28 per share.

(4) Reflects a weighted average purchase price of $64.95936 per share, at prices ranging from $64.68 to $65.68 per share.

(5) Reflects a weighted average purchase price of $65.79120 per share, at prices ranging from $65.69 to $65.91 per share.

(6) Reflects a weighted average purchase price of $65.33806 per share, at prices ranging from $64.91 to $65.82 per share.

(7) Reflects a weighted average purchase price of $64.98177 per share, at prices ranging from $64.26 to $65.26 per share.

(8) Reflects a weighted average purchase price of $65.38938 per share, at prices ranging from $65.27 to $65.65 per share.

(9) Reflects a weighted average purchase price of $64.71753 per share, at prices ranging from $64.37 to $65.26 per share.

(10) Reflects a weighted average purchase price of $64.30708 per share, at prices ranging from $64.08 to $64.66 per share.

(11) Reflects a weighted average purchase price of $64.56216 per share, at prices ranging from $64.33 to $64.72 per share.

(12) Reflects a weighted average purchase price of $64.79047 per share, at prices ranging from $64.52 to $64.895 per share.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of July 25, 2019, among the Reporting Persons.